May 31, 2011

Mr. Martin James

Senior Assistant Chief Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549

Re: Cummins Inc.

Form 10-K for the Year Ended December 31, 2010

Filed February 24, 2011

File No. 001-04949

Dear Mr. James:

We refer to your letter dated May 12, 2011, commenting on the financial statements and disclosures in Cummins Inc.’s (“Cummins,” “the Company,” “we,” “our,” or “us”) Annual Report on Form 10-K for the year ended December 31, 2010, filed with the Securities and Exchange Commission on February 24, 2011.  For your convenience and ease of reference we have repeated each of the staff’s comments below and have numbered each comment and our response (in bold) thereto to correspond to the numbers assigned to the comments in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 55

1.   Your response to prior comment 1 and the disclosure in your Form 10-K and Form 10-Q provide overall investment balances but do not quantify the amount of investments held by foreign subsidiaries that would be subject to a potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries.  As such, the disclosure does not appear to illustrate what investments are not presently available to fund domestic operations such as corporate expenditures or acquisitions without paying a significant amount of taxes upon their repatriation.  We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

In future filings, we will disclose the amount of investments held by foreign subsidiaries that could be subject to the potential tax impact related to the repatriation of undistributed earnings of foreign subsidiaries and revise our liquidity disclosure related to this matter to read as follows:

A significant portion of our cash flows is generated outside the U.S.  As of June 26, 2011, the total of cash, cash equivalents and marketable securities held by foreign subsidiaries was $X.X million, the vast majority of which was located in the U.K., China, Brazil and India .  The geographic location of our cash and marketable securities aligns well with our business growth strategy.  We manage our worldwide cash requirements considering available funds among the many subsidiaries through which we conduct our business and the cost effectiveness with which those funds can be accessed.   As a result, we do not anticipate any local liquidity restrictions to preclude us from funding our expansion or operating needs with local resources.  If these funds were repatriated to the U.S. we could be required to accrue and pay U.S. taxes.   At present we do not foresee a need to repatriate any earnings in the near future.  However, we have and will continue to transfer cash from these subsidiaries to us and to other international subsidiaries when it is cost effective to do so.

Consolidated Financial Statements

Note 1.  Summary of Significant Accounting Policies, page 80

Revenue Recognition, page 81

2.   We acknowledge your response to comment 2.  Your response explains how you consider whether or not revenue is fixed or determinable prior to revenue recognition.  However, we continue to note that your disclosure does not address the revenue recognition criteria even though you list the other criteria of SAB Topic 13.A.1 in your disclosure.  Please tell us why you have excluded this disclosure if it is one of the criteria used by the company for revenue recognition.

In future filings, we will include this criterion in our disclosure.

3.   We refer to your response to comment 3.  To the extent sales containing customer acceptance provisions are material, in future filings please disclose the conditions of acceptance.

In the future, we will include the disclosures regarding the conditions of customer acceptance if such transactions become material individually or in the aggregate.

4.   We refer to your response to comment 6.  In addition to revising your disclosure to indicate the liability is recorded when you commit to an action, similar to your response, please also indicate that you record costs when they become probable and estimable.

In future filings, we will include a statement that costs for product recall programs are recorded when they become probable and estimable.

Note 6.  Income Taxes, page 97

5.   Your response to prior comment 7 noted that you had $1.3 billion of total unremitted book earnings of the U.K group and certain Singapore, German and Indian subsidiaries for which a deferred tax liability has not been provided.  Please explain how you calculate the amount of the cumulative undistributed earnings including the method for translation.

ASC 740-30-50-2(b) requires the disclosure of the cumulative amount of each type of temporary difference for which a deferred tax liability has not been recognized because of the exceptions to comprehensive recognition of deferred taxes related to subsidiaries and corporate joint ventures.  In our response to prior comment 7, we noted that, as of December 31, 2010, we had $1.3 billion of total unremitted book earnings of the U.K. group and certain Singapore, German, and Indian subsidiaries for which we assert permanent reinvestment.  This amount was determined based on the book retained earnings balances for these subsidiaries translated at historical rates in accordance with ASC 830-30.  Additionally, a $0.1 billion cumulative translation adjustment debit balance existed as of December 31, 2010 for these entities.

We had indicated in our prior response that we would disclose in future 10-K filings the $1.3 billion of unremitted book earnings noted above.  In consideration of your comment, we will also include  the cumulative translation adjustments for our subsidiaries and joint ventures for which a deferred tax liability has not been provided due to the permanent reinvestment assertion.  The combination of the retained earnings and cumulative translation adjustment amounts approximates the temporary difference for which a deferred tax liability has not been recognized, satisfying the requirement under ASC 740-30-50-2(b).

Note 13.  Commitments and Contingencies, page 120

6.   We acknowledge your response to comment 11.  We see that the losses deemed reasonably possible are not material individually or in the aggregate.  As discussed in SAB Topic 5.Y, please note that a statement that the contingency is not expected to be material does not satisfy the requirements of ASC 450 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of the additional loss would be material to a decision to buy or sell the registrant’s securities.  In that case, the company should either disclose the estimated additional loss, or range of loss, that is reasonably possible, or state that such an estimate cannot be made.  Refer to ASC 450-20-50-3 and 50-4.

We have read ASC 450-20-50-3 and 50-4 as well as SAB Topic 5.Y. and understand the requirements thereof.  We respectfully submit that we are in compliance with each of the above referenced regulations.  The nature of the routine litigation and other contingencies that arise in the normal course in our business do not generate exposures that are, in our opinion, individually material to a decision to buy or sell our securities, including those that are probable, those that are only reasonably possible and any additional reasonably possible losses that could occur on exposures for which a reserve has already been provided.  In addition, we believe that we do not have related claims for which disclosure of aggregate reasonably possible loss would be material to a decision to buy or sell our securities.  For your information, the single largest legal settlement  that we have incurred within the most recent 3 years was approximately $5.5 million in total which was not material in the period recorded.

Also, for your information, in addition to the quarterly meetings between the General Counsel and the accounting and reporting personnel as described in our prior response, we review the status of all litigation and contingency claims exceeding a specified threshold with the audit committee on a quarterly basis.  We consider whether there are individual or a group of related claims about which a reasonably possible loss disclosure would be material to an investor.  In 2010, we added language to Note 13 discussing the complex legal environment in Brazil based on the number of cases that we review with the audit committee subject to the Brazilian litigation environment.  The language we added was as follows:

We conduct significant business operations in Brazil that are subject to the Brazilian federal, state and local labor, social security, tax and customs laws.  While we believe we comply with such laws, they are complex, subject to varying interpretations and we are often engaged in litigation regarding the application of these laws to particular circumstances.

In the future, should our facts and circumstances require, we will provide quantitative disclosures required by ASC 450-20-50-3 and 50-4 and SAB Topic 5.Y.

Finally, we acknowledge:

•    the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•    the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the above, please contact me at (812) 377-3411.

Sincerely,

/s/ Marsha L. Hunt

Marsha L. Hunt

Vice President and Corporate Controller

cc          Theodore M. Solso, Chairman and Chief Executive Officer

               Patrick J. Ward, Vice President and Chief Financial Officer

               Robert K. Herdman, Chairman of the Audit Committee of the Board of Directors